Exhibit 99.2

Media Release

Rio Tinto approves investment to sustain Pilbara iron ore production capacity

1 October 2018

Rio Tinto, together with joint venture partners Mitsui and Nippon Steel & Sumitomo Metal, have approved an investment of $1.55 billion (Rio Tinto’s 53 per cent share $820 million) to sustain production capacity at two projects which form part of the Robe River Joint Venture in the Pilbara region of Western Australia.

The joint venture partners will invest $967 million (Rio Tinto share $513 million) to develop the Mesa B, C and H deposits at Robe Valley, and $579 million (Rio Tinto share $307 million) in developing Deposits C and D at the existing West Angelas operation. These investments enable Rio Tinto to sustain production of the Pilbara Blend, the world’s most recognised brand of iron ore, and its Robe Valley lump and fines products, which are highly valued by long-term customers.

Subject to government and environmental approvals, construction of both projects is expected to start next year with an estimated 1,200 jobs created during this phase. First ore is currently anticipated from 2021. These investments will also provide significant opportunities for local businesses as part of Rio Tinto’s commitment to local procurement and supporting WA businesses.

Once operational, both projects will feature the latest technology with 34 existing haul trucks to be retrofitted with

Autonomous Haulage System (AHS) technology, delivering safety and productivity gains to the business.

Rio Tinto Iron Ore chief executive Chris Salisbury said “The development at West Angelas will help sustain production of the Pilbara Blend, the industry’s benchmark premium iron ore product, while the additional Robe Valley deposits will enable us to continue to provide a highly valued product to our long-term customers across Asia.”

“The approval of these two projects highlights the strong pipeline of development options within our portfolio as we remain focused on our value-over-volume strategy.”

Rio Tinto’s funding commitment for both projects of $820 million forms part of the company’s existing replacement capital guidance of around $2.7 billion from 2018 to 2020.

Rio Tinto owns a 53 per cent holding in the Robe River Joint Venture, Mitsui 33 per cent and Nippon Steel & Sumitomo Metal Corporation 14 per cent.

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